Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

August 1, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Transcript of the Earnings call conducted on July 27, 2024

Pursuant to Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find enclosed the transcript of the Earnings call for the quarter ended June 30, 2024, conducted on July 27, 2024. Also please note that this transcript of the call has been uploaded on our website and are available at the following link.

Weblink: https://www.drreddys.com/cms/cms/sites/default/files/2024-08/DRL_Q1FY25%20Earnings%20Call%20Transcript_27July2024.pdf

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Dr. Reddy's Laboratories Limited's

Q1FY25 Earnings Conference Call

July 27, 2024

Management:	Mr. Erez Israeli: Chief Executive Officer
Mr. Parag Agarwal: Chief Financial Officer
Mr. M. V. Narasimham: Deputy Chief Financial Officer
Mr. M. V. Ramana: Chief Executive Officer – Branded Markets
Ms. Richa Periwal: Head - Investor Relations & Corporate Analytics

Q1FY25 Earnings Conference Call Transcript July 27, 2024

Moderator:	Ladies and gentlemen, good day and welcome to the Q1FY25 Earnings Conference Call of Dr. Reddy's Laboratories Limited. As a reminder, all participant lines will be in the ‘listen-only’ mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’, then zero on your touch tone phone. Please note that this conference is being recorded.

I, now, hand the conference over to Ms. Richa Periwal. Thank you, and over to you.

Richa Periwal:	Thank you. A very good morning and good evening to all of you and thank you for joining us today for Dr. Reddy's Quarter 1 FY25 Earnings Conference Call. We have with us the leadership team of Dr. Reddy's comprising of Mr. Erez Israeli, our CEO; Mr. Parag Agarwal, our CFO; Mr. M. V. Narasimham, our Deputy CFO; Mr. M. V. Ramana, our CEO for Branded Markets; and the entire Investor Relations team.

Earlier during the day, we have released our results and the same is also posted on our website. We will begin the call with opening remarks from the management, following which we will have the forum open for Q&A session. Please note that today's call is a copyrighted material of Dr. Reddy's and cannot be rebroadcasted or attributed in press or media outlets, without the Company's expressed written consent.

This call is being recorded, and the playback and transcript shall be made available on our website too. All the discussions and analysis of this call will be based on the IFRS consolidated financial statements. The discussion today contains certain non-GAAP financials measures. For a reconciliation of GAAP to non-GAAP measures, please refer to our press release.

Before I proceed with the call, I'd like to remind everyone that the safe harbor contained in today's press release also pertains to this conference call. Now, I hand over the call to Parag.

Parag Agarwal:	Thank you, Richa and greetings to everyone. Thank you for joining the call today.

I hope you have received a copy of our earnings release documents and press presentation uploaded on our website. It’s my pleasure to present the results for the first quarter of 2025.

We recorded a steady performance during Q1FY25 with a double-digit revenue growth, and stable EBITDA margins and Return on Capital Employed.

For this section, all amounts have been translated into US Dollar at a convenience translation rate of Rs. 83.33, which is the rate as of June 30th, 2024.

Consolidated Revenues for the quarter stood at Rs. 7,673 crores, which is $921 million and grew by 14% on YoY basis and 8% on a sequential basis. The growth is mostly driven by the generics business in the US and recent in-licensing of Sanofi’s vaccine portfolio in India.

Consolidated Gross Profit Margin stood at 60.4% for the quarter, an increase of 170 basis points over the same quarter in the previous year and 183 basis points sequentially. The YoY increase is on account of favourable product mix and overheads leverage, partially offset by price erosion in the generics markets. Gross margin for Global Generics and PSAI were at 64.7% and 23.1% respectively.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

The SG&A spend for the quarter is Rs. 2,269 crores, which is $272 million, an increase of 28% YoY and 11% QoQ. The YoY increase is primarily on account of continued investments in new business initiatives, increase in freight rates, annual merit increases and building capabilities to enhance operational efficiencies. The SG&A cost as percentage to sales was 29.6% and is higher by 330 basis points YoY and 67 basis points QoQ. We expect our SG&A to be in the range of 27.5% to 28% for the full fiscal.

Our in-house R&D efforts is further supplemented with collaborations to create a robust product pipeline for small molecules, novel oncology assets as well as biosimilars to drive future growth. The R&D spend for the quarter is Rs. 619 crores, which is $74 million, an increase of 24% YoY and a decrease of 10% QoQ. The R&D spend is at 8.1% of sales and is higher by 68 basis points YoY and lower by 164 basis points QoQ. Overall, R&D continues to be a cornerstone of our growth strategy and we expect the investment to be in range of 8.5 to 9% for the full fiscal.

The other operating income for the quarter is Rs. 47 crores, lower versus last year due to a onetime settlement income in the base period.

The EBITDA for the quarter is Rs. 2,160 crores, that is $259 million, a growth of 15% QoQ and 1% on a YoY basis. The EBITDA margin stood at 28.2% and is higher by 172 basis points QoQ and lower by 357 basis points YoY.

The net finance income for the quarter is Rs. 84 crores as compared to Rs. 78 crores for the same quarter last year.

Profit before tax for the quarter stood at Rs. 1,882 crores, that is $226 million, The PBT stood at 24.5% of sales.

Effective tax rate for the quarter is at 26% We expect our normal ETR to be in the range of 24% to 25% for the fiscal.

Profit after tax for the quarter stood at Rs. 1,392 crores, which is $167 million The PAT% stood at 18.1% of sales.

Reported EPS for the quarter is Rs. 83.5.

Operating working capital as of 30th June 2024 was Rs. 11,555 crores, which is $1,387 million, an increase of Rs. 262 crores, which is $31 million over 31st March 2024.

Our capital investments in this quarter stood at Rs. 491 crores, which is $59 million. The free cash flow generated during this quarter was Rs. 227 crores, which is $27 million. Consequently, we now have a net surplus cash of Rs. 6,731 crores, i.e. $808 million as on June 30, 2024.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Foreign currency cash flow hedges in the form of derivatives are as follows - US$858 million, hedged around rate of Rs. 83.7 and 84.1 to the dollar, maturing over next 12 months with ‘knockin’ available, which allows participation when USD strengthens; RUB 6,175 million with minimum protection rate of Rs. 0.899 to the Ruble maturing in the next 6 months; AUD 5.5 million at the rate of Rs. 56.1 to Australian dollar maturing in the next 9 months and GBP 458 million at the rate of 1.267 against dollar.

With this, I, now, request Erez to take us through the key business highlights.

Erez Israeli:	Thank you, Parag. Good morning and good evening to everyone.

Continuing the momentum of the previous fiscal, we have commenced FY25 on a positive note, with yet another quarter of highest ever revenues and stable margins. Our approach to growth continues to include, both, seeding new businesses and strengthening our presence within existing spaces, in line with our stated strategy.

Let me take you through some of the key highlights for the quarter:

- Double-digit growth in revenue in Q1 at 14%. - Reported EBITDA margins stood at 28% and annualized ROCE stood at 33%. - Net cash surplus was $808 mn.

This quarter witnessed a significant milestone in building a global consumer healthcare business with the acquisition of Nicotinell®, the 2nd largest brand and as well as related market-leading brands in the Nicotine Replacement Therapy category in markets outside of the US. The transaction is expected to close in early Q4 of the calendar year 2024 and operations will transition to us in a phased approach.

You may remember that another step taken towards building a robust consumer healthcare business in India was the nutraceuticals joint venture with the global FMCG giant, Nestlé. The JV operations is expected to go-live soon.

Strategic collaborations are an important part of our growth story. We have recently signed following deals:

-      We licensed Takeda’s novel gastrointestinal drug, Vonoprazan, for commercialization in India.

-      We partnered with Novartis Pharma to distribute two of their leading anti-diabetes brands, Galvus® and Galvus Met®, in the Russian retail market.

-      We received exclusive rights from Ingenus Pharmaceuticals to commercialize Cyclophosphamide Injection in the US.

-      We collaborated with Alvotech for commercialization of their denosumab biosimilar candidate in the US on an exclusive basis, as well as in Europe and UK.

-      Nerivio®, the drug-free migraine management device, is now available in 5 countries, namely, India, Germany, Spain, UK and South Africa.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

- Our CDMO, Aurigene Pharmaceutical Services, inaugurated a 70,000 sq.ft. state-of-the-art CDMO biologics facility in Genome Valley, Hyderabad, India.

On the regulatory front, in May, the USFDA completed a routine GMP inspection at two of our formulations manufacturing facilities in Duvvada, Vizag and issued a Form 483 with two observations. In June, the USFDA completed a GMP inspection at our API manufacturing facility in Srikakulam, Andhra Pradesh and issued a Form 483 with four observations. We will address and resolve the issues within the stipulated timelines.

We continue to be recognized for our focused efforts in ESG. We were the only Indian Pharma Company to be featured in the 2024 list of ‘Global 500 Most Sustainable Companies’ by Time Magazine and Statista. For the 2nd consecutive year, we were named ‘Asia-Pacific Climate Leader’ in 2024 by Financial Times, scoring the highest amongst Indian Pharma peers. We won the 'Masters of Risk’ award in ‘Healthcare and Pharma' at the India Risk Management Awards. Through these efforts towards sustainability, we endeavor to contribute to the well-being of our patients, our people, and our planet.

Now, let me take you through the key business highlights for the quarter. Please note that all references to the numbers in this section are in respective local currencies.

Our North America Generics business recorded revenues of $463 million for the quarter with a YoY growth of 19% and a sequential growth of 18%. The increase was largely volume led, coupled with higher market share in certain products, partly offset by pricing pressures in some key products. We launched 3 new products during the quarter, and we expect the launch momentum to continue in the balance of the year.

Our European Generics business recorded revenues of €59 million this quarter, with a YoY growth of 4% and a sequential growth of 1%. The increase in base business volumes and contribution from new product launches during the quarter helped offset price erosion. During the quarter, we launched a total of 12 products across markets.

Our Emerging Markets Generics business recorded revenues of Rs. 1,188 crores in Q1, a YoY growth of 3% and a sequential decline of 2%. On a YoY basis, market share expansion and revenues from new products, more than offset the unfavorable forex. In constant currency, Emerging Markets grew at 9.8% on an overall basis. We launched 17 new products during the quarter across various countries of the Emerging Markets. Within the segment, the Russia business grew by 12% YoY basis and 10% sequentially in constant currency.

India business recorded revenues of Rs. 1,325 crores in Q1, a double-digit YoY growth of 15% in Q1 and a sequential growth of 18%. The growth was primarily on account of additional revenues from the recently in-licensed vaccine’s portfolio from Sanofi and new launches. As per IQVIA, our IPM rank is 10. We have launched 13 brands this quarter, in addition to integrating Sanofi’s vaccine portfolio.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Our PSAI business recorded revenues of $92 million in Q1 of FY25, a YoY growth of 12% and sequential decline of 7%. The YoY growth was primarily on account of improvement in volumes as well as new product launches. We filed 11 Drug Master Files this quarter.

Our R&D investments this quarter stood at Rs. 619 crores, up 24% on a YoY basis, driven by our biosimilar products pipeline, development efforts across generics, as well as novel oncology assets in Aurigene. Further, we will continue to complement our in-house efforts with partnerships and collaborations to develop innovative solutions. We have done 22 global generic filings, including 1 ANDA in the US during Q1 of FY25.

We continue to focus on our core businesses of generics, biosimilars and APIs, while investing in growth drivers of the future in three areas – consumer healthcare, access to novel molecules, and digital therapeutics. We are confident that these strategic growth initiatives, coupled with our disciplined financial management, investment in our people and driving operational efficiency, will enable us to deliver sustainable growth in the coming years.

As you may all be aware, Parag will be retiring effective 31st August 2024, as he would like to devote his time to making a meaningful difference to the lives of voiceless animals. I want to thank Parag, for his 4 years of service to Dr. Reddy’s as the CFO and for the impact he has had on the Company as well as our stakeholders. Parag has driven a strategic vision for the Company, which has placed Dr Reddy’s in a strong position for future growth.

I am pleased to announce that M. V. Narasimham, also popularly known as ‘MVN’, who is currently serving as the Deputy CFO, will take over as a CFO from August 1st, 2024. MVN has been associated with Dr. Reddy’s since fiscal 2000. He is already a member of our Management Council and is a seasoned strategic and financial leader.

Please join us in wishing both, Parag and MVN, the very best in their new journeys ahead.

And with this, I would like to request MVN to say a few words, and then we'll open the floor for questions and answers.

M. V. Narasimham:	So, thank you, Erez, and greetings to everyone. I would like to thank Parag for his invaluable leadership and mentorship. He has been instrumental in Dr. Reddy's financial success and I look forward to building on the strong foundation that he has created. I also look forward to meaningful engagement with all of you and analyst community going forward. Thank you.

Richa Periwal:	We can open the floor for Q&A now.

Moderator:	Thank you very much. We will begin the question-and-answer session. Anyone who wishes to ask a question may press ‘*’ and 1 on their touch-tone telephone. If you wish to remove yourself from the question queue, you may press ‘*’ and 2. Participants are requested to use handsets while asking a question. Participants are also requested to ask not more than two questions at a time and to re-join the queue, in case of incremental queries.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Ladies and gentlemen, we will wait for a moment while the question queue assembles. We have our first question from the line of Kunal Dhamesha from Macquarie Capital.

Kunal Dhamesha:	Hi, thank you for the opportunity and congratulations on a good set of numbers. First one, on the cash flow from operations, which seems to have come down meaningfully, despite our working capital is largely similar to the last quarter, right? So, what is driving the sequential moderation in cash flow generation?

Parag Agarwal:	Hi Kunal, thanks for that question. The reason the free cash flow is a bit on the lower side is because of fluctuation in factoring. You know, we do the factoring in various markets, largely in the US, depending on the interest rates and the benefit we get. And because of that, we have rolled back factoring a little bit in this quarter. But overall, the operational cash flow generated from the business is in line with the normal trends.

Kunal Dhamesha:	Sure. So it should pick up going forward, right?

Parag Agarwal:	Yes, yes. Absolutely, yes.

Kunal Dhamesha:	Sure. And second one on the SG&A expense, while you have highlighted that we are incrementally investing in the new horizon growth levers, etcetera, there is a step jump in SG&A expense. So is there any one-off included in this quarter's SG&A expense?

Parag Agarwal:	So, I said that in my opening comments, Kunal, that in this quarter, as usual, we are investing in new business initiatives. There are also some one-offs like increase in freight rates because of some route issues in the Red Sea, also a few one-offs and so on. And this is the normal fluctuation that happens from one quarter to another, depending on the sales and the level and the phasing of investments. Overall, we are confident that our SG&A percentage is going to be within the range of 27% to 28% for the full year. So yes, this is pretty much normal. It's just quarter-on-quarter fluctuation.

Kunal Dhamesha:	And the percentage you described is including the amortization?

Parag Agarwal:	No, that's not material. That's a normal amortization of intangibles that we always have, the normal level of amortization is included. What is one-off, I would say, is a spike in the freight cost, as I said, and a few other one-offs.

Erez Israeli:	Amortization, Kunal, will be primarily after we close the Nicotinell® transaction. It will not be relevant before we close the deal.

Kunal Dhamesha:	Sure. And, one for Erez on the launch momentum in the US. I think you have launched three products in this quarter. And I think that our usual guidance is around 20-plus products, right? So are we on track to achieve that? And secondly, you also mentioned that we have roughly 25 ‘first-to-file’ filings according to us, right? So out of these 25, how many of these are expected to be launched in, let's say, next two to three years?

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Erez Israeli:	So the answer to the first part, yes, we are on track. How many exact ‘first to file’, anybody knows? I don't know exactly to tell you, Kunal. We will come back to you. I don't recall the number on top of my head, but, naturally, a few of them will be there. But I don't remember how many exactly.

Kunal Dhamesha:	Sure, sure. Thank you and all the best.

Moderator:	We have the next question from the line of Neha Manpuria from Bank of America.

Neha Manpuria:	Hi, good evening, everyone. Hope I am audible. So, Erez, my first question is on the OTC piece. Now, with the acquisition of the NRT portfolio, the Nestlé JV going online, how should we think about the potential size of the OTC business, let's say, in fiscal '27, '28? How big do you think this business can be? And are there any more acquisitions or capital allocation that you see in the consumer healthcare business to make it larger?

Erez Israeli:	Yes. So, the OTC and consumer care, in general, is a focus for us. I'm kind of building on your question. We will have basically, primarily four spaces - one is the B2B generics, the other is branded generics and innovation, the third one is consumer care and the fourth is biologics. So that part is a little bit more than US$300 million, about US$320 million currently, spread across North America, Europe, India, Russia, etcetera.

The new acquisition, once completed, will be somewhere around a US$300 million, so altogether it is US$600 million-plus and growing. So naturally, it's going to be an important part of the business. Likely, that we want to build on the platform of the NRT acquisition and to add more assets in the future. So, we see it as, obviously, a business that will speak in billions in the future, but obviously, it will very much depend, both, on the growth as well as our ability to buy more assets.

Neha Manpuria:	Do you think we can get to that billion-dollar mark with the existing assets - with the Nestlé JV, with the NRT assets, with MenoLabs and the existing base by fiscal '27, '28? Would that be a fair assumption, or do you think you need more to get to that billion-dollar number?

Erez Israeli:	For the billion-dollar, we will need to buy more.

Neha Manpuria:	Okay, got it. And my second question is on the fourth growth lever that you mentioned, biologics. I think you've mentioned denosumab is a near-term opportunity. We also have abatacept. If you could give us some color on the timelines for filing of these assets. And therefore, when should we expect launch of both these products?

Erez Israeli:	You are talking about denosumab?

Neha Manpuria:	Denosumab and abatacept.

Erez Israeli:	So, denosumab is next year. And what are the other products that you asked, sorry?

Neha Manpuria:	Abatacept.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Erez Israeli:	Abatacept should be December '26, hopefully and depends on the approvals or max beginning of '27 calendar.

Neha Manpuria:	Sorry, December’26 is the filing?

Erez Israeli:	So, filing should be at least a year before that.

Neha Manpuria:	Sorry, Erez, I missed that. So you said abatacept filing should be in '25?

Erez Israeli:	Abatacept filing should be in the end of calendar '25. And launch should be in the end of calendar '26, assuming approval on time.

Moderator:	We have our next question from the line of Amey Chalke from JM Financial.

Amey Chalke:	Thank you for taking my question and congrats on a good set of numbers. The first question I have on the US business - for the quarter, we have seen a good quarter-on-quarter jump, almost US$50 million to US$60 million. Is it possible for the management to give some breakup? How much would be contributing from the new product launches, which we have recently done? And how much would be from the base business improvement?

Erez Israeli:	So most of it is from the base business. Most of it is the products that we had before and the contribution of the three products helped the growth, but the lion’s share of the growth came from products that we had before.

Amey Chalke:	So, going ahead, how should we think of the quarterly US run rate? Is it normalized from here or do you expect it to maintain at US$450 million?

Erez Israeli:	No, what I'm expecting from the US is to continue to grow. So I, kind of, maintain the discussions that we had in the past. We have the capability - and I'm excluding even lenalidomide in this kind of discussion - to grow in single digit, meaning, to compensate for any price erosion on a year-to-year basis. That's what we did in the last six years and this is what we are going to do.

And, from time to time, we have those upsides that come to us, like ‘first-to-market’ or specific situations. Right now, it looks like that the North America activity should continue to grow throughout the year. Quarter-to-quarter, it's hard to tell. It's always fluctuating. So I cannot guide on quarters, but I can absolutely say that we are going to continue to grow throughout the years.

Amey Chalke:	Sure. The second question I have on the India business growth which is around 15%. In the opening remarks, we said that some of it is coming from the vaccine business which we acquired. Is it possible to quantify how much will be the base business growth?

Erez Israeli:	Yes. So, let's say, without the vaccines, it's probably mid-single digits, without it.

Amey Chalke:	Sure. Thank you so much. I will join back the queue.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Moderator:	Thank you. We have our next question from the line of Damayanti Kerai from HSBC. Please go ahead.

Damayanti Kerai:	Hi. Thank you for the opportunity. Continuing on India, so, I just want to understand now, Sanofi vaccines contributed meaningfully in your India numbers. Is this the current base which we should assume? Like you will be growing from the base of 1Q in coming quarters or how should we look at India growth in near term as well as in medium term?

Erez Israeli:	The baseline of India, without acquisitions, will be double digits this year.

Damayanti Kerai:	Okay. And this base business, you said, it grew in single digits during the quarter excluding the acquisition.

Erez Israeli:	It was mid-single digits and it will be double digits for the year and for sure, for the next quarters.

Damayanti Kerai:	Sure. And can you update us on Nestlé JV - how that is progressing?

Erez Israeli:	Progressing very nicely and we hope that in the beginning of August we can announce ‘Day 1’, likely, August 1st, but we will announce when it will come.

Damayanti Kerai:	In August?

Erez Israeli:	August 1st.

Damayanti Kerai:	Okay. And my second question is on your biologics effort. So can you let us know, what is the kind of spend you are doing for this line of business and you earlier mentioned meaningful sales could be starting from '27, right? So between now and '27 if you could just talk on the cost part for your biologics effort?

Erez Israeli:	Yes. So, on Biologics, we have just maybe just to frame what we call biologics in the company. We have biosimilars, which is about, I think, if I'm not mistaken, 20% of the R&D and about 10% of the capex. In addition to that, we are ready to scale-up our CAR-T, to launch in India. And we are working on that as well - they would normally not classify, I'm assuming that you asked me about the biosimilars, but this is also a very, very important activity for us.

In addition to that, we are engaging in licensing-in for various markets. So, we mentioned denosumab already, but we have also local activities in which we are licensing products for specific markets, especially in Emerging Markets. Likely, that until the end of the decade, we will have a significant number of deals that we are working on for those markets. And then after denosumab, the next global product for us will be…and Rituximab, of course, that we got recently the approval of Europe, and we hope that we will get later in the year, for the US…we will have abatacept, like I mentioned to Neha before, likely in the end of '26, beginning of '27.

Damayanti Kerai:	Okay. And all these products which are coming, say in '26 and beyond, you will be marketing on your own, right, or the way the previous two products has gone through partners?

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Erez Israeli:	Besides Rituximab - there's a partnership with the Fresenius - the rest, we will do by ourselves, including United States.

Damayanti Kerai:	Okay, Erez. Thank you for your response.

Moderator:	Thank you. We have our next question from the line of Tushar Manudhane from Motilal Oswal Financial Services.

Tushar Manudhane:	Ya, thanks for the opportunity. Just, again, on the North America sales, on the base portfolio which is like ex-Revlimid, as you highlighted, the price erosion is in the range of high single digit. And despite that the sales pegged year-on-year or even quarter-on-quarter, there has been a very reasonable jump. So, just to understand, if there was any specific product opportunity because of a product shortage or some competitor going away or how to think about the base business and the sustainability of run rate?

Erez Israeli:	So, first I did not mention the number that you are saying. So, please don't quote me, because I did not say it. Second, yes, it is going to be consistent and we see that the growth is not from a particular product. It's actually multiple products, primarily because of the great service that we are giving in United States to customers.

Tushar Manudhane:	Got it, sir. And on the India base, sir, the growth has been quite moderate, ex Sanofi. So how do you think of scaling up this growth?

Erez Israeli:	As I mentioned, the growth will be double digits, even without inorganic and the inorganic will be on top of it.

Tushar Manudhane:	All right, sir. Thank you.

Moderator:	Thank you. We have a next question from the line of Surya Patra from PhillipCapital India Private Limited. Please go ahead.

Surya Patra:	Thanks for the opportunity and congrats for the great set of numbers, sir. Sir, my first question is on the Aurigene biologics facility what we have inaugurated, how big is the investment there? And also I wanted to understand, is it for the biosimilar pipeline what we have created by Dr. Reddy's or it is targeted towards the CDMO opportunity that we have been talking about? So, if you can give some clarity on this?

Erez Israeli:	Yes, that specific investment is for the CDMO activity of the biologics for Aurigene. So that's the primary purpose of this. The level of investment is a few hundreds of crores, I don't remember exactly how much.

Surya Patra:	Few hundred crores, you said, sir?

Erez Israeli:	Yes, in terms of capex.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Surya Patra:	Okay. See, generally in the CDMO business, many times we find that it is backed by some contract or some association or some kind of collaboration with our target parties. So is it as of now currently backed by that and when do you think that regulatory clearance of this plant that one should expect?

Erez Israeli:	So it does, we do have contracts that pay for this investment. These are all early stage projects that come from innovators. So it doesn't require now any specific regulatory activity. Naturally, if it will continue with this kind of traction, we will need to have a scale up and then discussion and this will come probably later through the years. Right now, it's primarily for R&D activities. So it's more of the ‘D’ of the CDMO, rather than the manufacturing.

Surya Patra:	Okay. And my second question is on the volume share rise, as per the settlement in case of Lenalidomide, whether you have seen that volume share rise, which was indicated as part of the contract, sir?

Erez Israeli:	The product is growing exactly in accordance to the contract. The volume is impacted primarily by the type of agreement and less about capturing market share or anything like that. And so far so good. We are selling the product exactly in accordance to the contract.

Surya Patra:	Sure, sir. Just one small clarification. With regards to the freight cost, in what you have mentioned Parag sir, so how serious and critical is this cost issue? It did for the quarter and is it fair to believe that this is likely to continue at least in the next couple of quarters, the way the trade is happening with US and China?

Erez Israeli:	So most of it is related to, obviously, the conflict in the Middle East. We need to circle Africa and in some of the cases, because of the timeline, we need to fly material, instead of shipping it by sea. So obviously, this is the primary issue. So obviously, I wish I could know by when this conflict will end, hopefully it will end. But yes, the impact is a few times, of course. I don't remember exactly how much but that's the impact.

Surya Patra:	Okay. Is it fair to believe that less than 1% kind of swing sequentially what we have seen in SG&A. Large part of that is because of this freight cost.

Erez Israeli:	I will not say large part. It should be around Rs. 50 crores or Rs. 60 crores or something like that. So I don't think large part. The main part is investment in capabilities and new products and new business initiatives. We are leveraging the fact that, if you recall our previous discussions, we want to be, give or take, it's never that accurate, in the sweet spot, in which we are delivering enough for the shareholders but also investing in the future. So we are absolutely using the opportunity to invest more in the business, whether its R&D or capex or new businesses. And the SG&A, if you wish, the lion part is there. But yes, also freight cost and other one-offs are also there, like Parag mentioned.

Surya Patra:	Thank you, sir. Wish you all the best.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Moderator:	Thank you. We have our next question from the line of Shyam Srinivasan from Goldman Sachs. Please go ahead.

Shyam Srinivasan:	Good evening and thank you for taking my question. Well, we are generating about, whatever, 220 to 230 to 240 million per quarter in terms of cash flow in a quarter. We have about a billion dollar of cash and cash equivalents. We're going to pay for this NRT, which I think the upfront payment will likely be happening. But even after that, we seem to have lots of cash and cash flow generation. So I just want to understand in the next 2, 3 years, the areas where will we likely be investing. So, all I was asking about capital allocation and a billion dollars of cash and cash equivalents and probably cash flow generation of 200 million per quarter. We'll likely pay for the NRT therapy coming up next. But even after that, we are going to have significant cash and cash flow generation. So the question is around the 2 to 3 years which are the areas we're going to likely continue to invest. I believe Erez, in your comments on India, you said that excluding acquisitions, we'll grow double digits. So maybe in India, which are the areas we are likely to look at, as well.

Erez Israeli:	Yes. So thank you for the question. Indeed, a very important strategic, question. First, we believe that we have about US$2.5 billion that we can invest inorganically. That depends, of course, on the time, but we have enough financial capacity without even changing dramatically ratings or anything like that. Actually, it should not impact the rating at all.

We want to invest in each one of the four spaces that I mentioned. We do want to invest in our B2B generics, in our innovation, in our consumer care, as well as in biologics. The primary way to use it is less of mergers and acquisitions and more about collaborations, licensing, and from time to time, we will buy also assets or rights to the assets. So our preference is to have access to product or products that are complementary to our portfolio that allow us to be in a very comfortable, strategic position, in each one of the segments and each one of the geographies. Largely, we are aiming for a high level of IRR and for sure, better than the cost of capital that we have for the company.

In addition to that, we are using the cash for internal activities. So, we are investing in capex, especially in the capabilities like biologics and CDMO and our injectables. We believe that we have a very interesting pipeline for the future, primarily complex injectables and primarily many peptide products. So, this is where the capital allocation will go. And we are building the growth of the next 5 years - '26, '27, etcetera - as we speak, and we are using the relatively comfortable financial position that we have now, in order to invest and to build that position for the future. Hopefully it addressed your question.

Shyam Srinivasan:	Thank you, Erez. Just one follow-up. In the past, in terms of deals in India, valuations have been a hurdle. Do you think our philosophy will likely change now, if you were to look at transactions in India? Recently, many of your peers have done, can I say, high valuation acquisitions? Is it something that Dr. Reddy's will be also willing to look at?

Erez Israeli:	We are looking at all the deals in India. Just to be very clear, India was, is and will be, forever, a very important market for us and for sure, a very important country for all the activities of Dr. Reddy's. India is absolutely a focus and we are going to invest in India. We feel, the fact that the branded generics market is now single digit, plus the cost of capital went up over the years, and presently in this situation that if you have a cash transaction, at least, we don't see a reason to buy EBITDA in which only the interest that we will pay to the banks will be more than the EBITDA that we'll get. So, for this kind of transaction, we will not do. If the deal is better than our cost of capital, absolutely, we'll do it. And India will be absolutely a priority.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Shyam Srinivasan:	Got it. Thank you, Erez, and all the best.

Moderator:	Thank you. We'll take our next question from the line of Abdulkader Puranwala from ICICI Securities. Please go ahead.

Abdulkader Puranwala:	Hi, thank you for the opportunity. My first question is pertaining to the vaccine business, what we have in-licensed from Sanofi. So could you just understand how the growth profile has been in this particular segment? And what are the kind of investments you will have to do to grow this business?

Erez Israeli:	We acquired this business from Sanofi, as what we call the ‘bridge’. It's an anchor product, that will allow us to bring to the segments in the future, additional products. So, when we identify a space that we want to claim, we are trying to build what we call the ‘anchor activities’ that will allow us the capability - whether its product management, sales force, whether know-how of the product, etcetera. So, the intent is to buy, to grow it in the best way we can, the current business, but to add on it over a period of time, additional products that will come from licensing-in from other companies.

Abdulkader Puranwala:	Okay. So, have we also taken some MRs, which will be pertaining to Sanofi who would now be in our payrolls? Or how is arrangement there?

Erez Israeli:	We got also the sales people from Sanofi.

Abdulkader Puranwala:	Okay. Thank you.

Moderator:	Thank you. We have a next question from the line of Jainil Shah from JM Financial. Please go ahead.

Jainil Shah:	Thank you for the opportunity. So, my question is related to the NRT acquisition. So, Haleon, in their press release, have mentioned that the gross assets related to the acquisition of GBP413 million. So if you can explain why is it so high? And is it fair to assume that a large part of this would be goodwill.

Erez Israeli:	See, I did not personally see the Haleon's balance sheet. So you probably need to ask them. I'm assuming that it's mostly intangibles.

Jainil Shah:	Okay, thank you, sir.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Moderator:	Thank you. We have our next question from the line of Kunal Dhamesha from Macquarie Capital. Please go ahead.

Kunal Dhamesha:	Thank you for the opportunity again. I just wanted to understand, has there been any business impact from the Microsoft outage that was there last week for us?

Erez Israeli:	No, zero effect on us.

Kunal Dhamesha:	Sure. And secondly, on the Nestlé JV, I didn't understand what will start from August 1st. I think we have incorporated JV as of now. But you are saying the operational activity will start from August 1st?

Erez Israeli:	Yes. So, the ‘Day One’ is the day in which the JV will work together. And whatever we record will report and what we had until now plus what Nestlé used to have before it.

Kunal Dhamesha:	Okay. So it's basically adding our current products like Celevida, etcetera, into the JV is the way to understand it, right? And then yes, also Nestlé's products. Sure. And then I think the initial activities is to kind of customize the product, Nestlé's products, global products for Indian market, etcetera, right? For that, we'll have to invest. So this investment will be part of P&L investment? Or would this be more like Balance Sheet investment, which will capitalize till we commercialize those products?

Erez Israeli:	So let me clarify, maybe. First to your first part, yes, the product activities and the other products that we have, we will add to it the Nestlé activities and both of them will be part of the JV starting from August 1st. As related to investments and all the stuff, the intent is, over time to bring additional brands primarily from Nestlé to the JV and to introduce them to India and to grow them. Specifically, at the very beginning, I don't participate the impact on the P&L, for sure, not in a significant way.

Kunal Dhamesha:	Sure. That's very helpful. And the last one from my side. I believe we also undertook the expansion of our biologics facility, right? So is that complete now? And with that completion, if you can help with the current capacities? Is it more than enough to cover us for the next 2, 3 biologics or biosimilar that we have in pipeline?

Erez Israeli:	We are still investing in our Bachupally facility. The intent is to become something like 50 kilolitre in that facility. This probably will take us additional two years to reach that level. So you want to see additional capex in Bachupally, at least, for the next two years.

Kunal Dhamesha:	Sure. And 50 KL is the aspiration, as in like the future capacity? What is the current capacity?

Erez Israeli:	I think 15, if I remember, 15 KL.

Kunal Dhamesha:	15 KL to 50KL. Perfect, thank you and all the best.

Moderator:	Thank you. As there are no further questions, I would now like to hand the conference over to Ms. Richa Periwal for closing comments. Over to you.

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Q1FY25 Earnings Conference Call Transcript July 27, 2024

Richa Periwal:	Thank you all for joining us for today's evening call. In case of any further queries, please get in touch with the Investor Relations team. Thank you once again on behalf of Dr. Reddy's.

Moderator:	Thank you, members of the management team. On behalf of Dr. Reddy's Laboratories Limited, that concludes this conference. Thank you for joining us and you may now disconnect your lines.

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